Apollo Hospitals
CHENNAI
touching lives

Date : July 23, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information under Rule 12g3-2(b) - Unaudited Financial results for the quarter ended 30th June 2007.

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Dear Sir,

With reference to above, the Board of Directors at its meeting held on 23rd July 2007 approved the Unaudited Financial Results for the quarter ended 30th June 2007 as per the annexure enclosed. The above results shall be published in the newspaper as per the listing agreement.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

SUNEETA REDDY
EXECUTIVE DIRECTOR - FINANCE

IS/ISO 9001 : 2000

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited Financial Results for the Quarter ended 30th June 2007

(Rs.in Millions)

Sno	Particulars	Unaudited Quarter Ended 30.06.2007	Unaudited Quarter Ended 30.06.2006	Audited Year Ended 31.03.2007
1	Income from Services	2,498	2,041	8,910
2	Other Income	96	11	85
	Total Income	2,594	2,052	8,995
3	Total Expenditure			
	(a) Increase/Decrease in Stock in trade	-	-	-
	(b) Material consumption	1,282	1,033	4,551
	(c) Staff Cost	349	290	1,278
	(d) Other expenditure	97	92	365
	(e) General Administrative Expenses	292	262	1,202
	(f) Selling and Distribution Expenses	39	12	96
4	Interest	35	29	164
5	Depreciation	83	74	308
6	Profit (+)/Loss(-) before Extraordinary Item and tax (1+2+3-4-5)	417	260	1,031
7	Extraordinary Item (Profit on sale of equity shares held in The Lanka Hospitals Corporation Ltd)	-	-	325
8	Profit (+)/Loss(-) before tax (6+7)	417	260	1,356
9	Provision for Taxation			
	Current	105	75	288
	Previous	-	-	33
	Deferred	9	10	20
	Fringe Benefit tax	3	2	14
10	Net Profit (+) / Loss (-) (7-8)	300	173	1,001
11	Paid-up equity share capital (Face value Rs.10/- per share)	516	516	516
12	Reserves excluding Revaluation Reserves (Year End)			7,017
13	EPS for the period for the year to date and for previous year			
	Before Extraordinary Item			
	Basic	*5.80	*3.42	13.26
	Diluted	*5.64	*3.35	13.04
	After Extraordinary Item			
	Basic	*5.80	*3.42	19.53
	Diluted	*5.64	*3.35	19.32
14	Aggregate of Non Promoters shareholding (##)			
	(a) Number of Shares	2,99,76,742	2,98,64,294	2,99,42,892
	(b) Percentage of Shareholding	58.05	59.02	57.99
	* Not Annualised			

Total Public Shareholding as defined under clause 40A of the listing Agreement (excludes shares held by Promoters and Global Depositary Receipt Holders)

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 30th June 2007

(Rs. in Millions)

Particulars	Unaudited Quarter Ended 30.06.2007	Unaudited Quarter Ended 30.06.2006	Audited Year Ended 31.03.2007
1.Segment Revenue (Net Sales / Income from each segment)			
a) Healthcare services	2,103	2,041	7,598
b) Retail Pharmacy	395	-	1,313
c) Others	96	11	85
SUB - TOTAL	2,594	2,052	8,996
Less : Intersegmental Revenue	-	-	1
Net Sales / Income from Operations	2,594	2,052	8,995
2.Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)			
a) Hospital division	355	278	1,131
b) Retail Pharmacy	1	-	(11)
c) Others	96	11	75
d)Extraordinary Item (Profit on sale of Investment)		-	325
SUB - TOTAL	452	289	1,520
Less : (i)Interest (Net)	35	29	164
(ii)Other un-allocable expenditure net of un-allocable income	-	-	-
Total Profit Before Tax	417	260	1,356
3. Capital Employed (Segment Assets-Segment Liabilities)			
a) Hospital Division	7,978	7,078	7,065
b) Retail Pharmacy	451	-	382
c) Others	259	963	1,520
TOTAL	8,688	8,041	8,967

Notes :

1 The above financial results were reviewed by the Audit Committee and aprpoved by the Board of Directors at its meeting held on 23rd july 2007

2 Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 30th June 2007.

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 31st March 2007	Received during the quarter	Disposed off during the quarter	Lying unresolved as on 30th June 2007
Nil	56	56	Nil

3 Previous year figures have been regrouped wherever necessary

For APOLLO HOSPITALS ENTERPRISE LTD.

SUNEETA REDDY,
Executive Director-Finance

By Order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED
Dr. Prathap C Reddy
Executive Chairman

Place : Chennai
Date : 23rd july 2007

Date : July 24, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information under Rule 12g3-2(b) – Secretarial Audit Report for the quarter ended 30th June 2007.

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please find enclosed the Secretarial Audit Report for the quarter ended 30th June 2007 duly certified by Mrs.Lakshmmi Subramanian, Practising Company Secretary.

Please take note of the same in your records.

Please let us know your fax number and email address to enable us to send the correspondence either by fax or email.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER - SECRETARIAL

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S.
P. SRIRAM, M.A., F.C.S.
Practising Company Secretaries

July 6, 2007

To,

All the Listed Stock Exchanges

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 30th June 2007
Ref: SEBI Circular No.D&CC/FITTC/CIR-16/2002

We are enclosing herewith the secretarial audit report of **M/s. APOLLO HOSPITALS ENTERPRISE LIMITED** for the quarter ended 30th June 2007.

Thanking You,

Yours faithfully,

For **M/s. Lakshmmi Subramanian & Associates**

Lakshmmi Subramanian
Senior Partner

"Murugesa Naicker Office Complex", 81, Greams Road, Chennai - 600 006.
Ph : 28292272, 28292273 Fax : 044-42142061, Cell : 9841015012, 9841047966
e-mail : srisecadmin@rediffmail.com,srisecadmin@airtelbroadband.in

SECRETARIAL AUDIT REPORT

1 For Quarter Ended	**30th June 2007**
2 ISIN:	INE437A01016
3 Face Value :	Rs.10/- per share
4 Name of the Company	**APOLLO HOSPITALS ENTERPRISE LIMITED**
5 Registered Office Address	NO.19, BISHOP GARDEN, RAJA ANNAMALAIPURAM, CHENNAI-600 028
6 Correspondence Address	APOLLO HOSPITALS ENTERPRISE LIMITED, ALI TOWERS, III FLOOR, NO.55, GREAMS ROAD, CHENNAI-600 006
7 Telephone & Fax Nos.	044-28290956
8 Email address	apolloshares@vsnl.net
9 Names of the Stock Exchanges where the company's securities are listed	Bombay Stock Exchange Ltd. National Stock Exchange Ltd.

	Number of shares	% of Total Issued Capital
10 Issued Capital	5,16,38,583	100%
11 Listed Capital (Exchange-wise) (as per company's records):		
Bombay Stock Exchange Ltd	5,16,38,583	
National Stock Exchange Ltd	5,16,38,583	
12 Held in dematerialized form in CDSL	57,94,719	11.22%
13 Held in dematerialized form in NSDL	4,10,67,200	79.53%
14 Physical	47,76,664	9.25%
15 Total No. of shares (12+13+14)	5,16,38,583	
16 Reasons for difference if any, between (10&11), (10&15), (11&15):	Not applicable	

LAKSHMMI SUBRAMANIAN. B.Com., F.C.S
CP No. 1087

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars***	No.of shares	Applied /Not Applied for listing	Listed on Stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. Appr. Pending for SE (specify Names)
	-----------	N	I	L	-----------	

***Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

18 Register of Members is Updated (Yes/No)	Yes
If not, updated up to which date	N.A
19. Reference of Previous Quarter with regards to excess dematerialized shares, if any	Nil
20. Has the company resolved the matter mentioned in Point No. 19 above in the current quarter? If not, reason why?	Not Applicable

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay:

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed after 21 Days	---------	Nil	------------
Pending for more than 21 days	---------	Nil	------------

22 Name, Telephone and Fax No. of the Compliance officer of the Co.	Mr. S.K.Venkataraman Chief Financial Officer and Company Secretary Ph: 044-28290679	
23 Name, Address, Tel .& Fax No., Regn. No of the Auditor	Mrs.Lakshmmi Subramanian, M/s.Lakshmmi Subramanian & Associates, "Murugesa Naicker Office Complex", 81, Greams Road, Chennai-600 006. C.P.No.1087 Ph: 28292272-73 Fax:52142061	
24 Appointment of common agency for share registry work	If yes (name & address)	M/s. Integrated Enterprises (India) Limited, 2nd Floor, Kences Towers,, 1, Ramakrishna Street, North Usman Road, T.Nagar. Chennai-600 0017

25 Any other detail that the auditor may like to provide. (e.g. BIFR Company, delisting from SE, company changed its name etc.)

-------------- Nil------------------------

END

CERTIFIED

MRS. LAKSHMMI SUBRAMANIAN & ASSOCIATES

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S
CP No. 1087